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202-239-3300

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www.alston.com

David J. Baum                            Direct Dial: 202-239-3346                           E-mail: david.baum@alston.com

March 27, 2017

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 337 to the Trust’s Registration Statement on Form N-1A – Dynamic International Opportunity Fund and Dynamic U.S. Opportunity Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Dynamic International Opportunity Fund and Dynamic U.S. Opportunity Fund, accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(b) thereunder, is a copy of Post-Effective Amendment No. 337 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 337”). The purpose of this filing is to respond to SEC staff comments on Post-Effective Amendment No. 330, to update performance and financial information and make certain non-material changes with respect to the above mentioned series. We hereby represent that this Post-Effective Amendment No. 337 does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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